# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BITGO HOLDINGS, INC., CIK 0001740604
CUSIP: 091947101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, South Dakota (SD), 57103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001564932

## Reporting persons
- Redpoint Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,484,516; sole dispositive power 0; shared dispositive power 10,484,516; aggregate amount beneficially owned 10,484,516 (9.8% of the class)
- Redpoint Associates V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 268,432; sole dispositive power 0; shared dispositive power 268,432; aggregate amount beneficially owned 268,432 (0.3% of the class)
- Redpoint Ventures V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,484,516; sole dispositive power 0; shared dispositive power 10,484,516; aggregate amount beneficially owned 10,484,516 (9.8% of the class)

## Item 1. Issuer
Name of issuer: BITGO HOLDINGS, INC.
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, SD, 57103.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Redpoint Ventures V, L.P. ("RV V")
Redpoint Associates V, LLC ("RA V")
Redpoint Ventures V, LLC ("RV V LLC")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Redpoint Ventures
2969 Woodside Road
Woodside, CA 94062
Citizenship:
RV V Delaware
RA V Delaware
RV V LLC Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 10,484,516 shares of Class A common stock directly held by RV V; and (ii) 268,432 shares of Class A common stock directly held by RA V.

RV V LLC serves as the sole general partner of RV V and shares voting and investment authority over the shares held by RV V and may be deemed to have indirect beneficial ownership of the shares held by RV V. RV V LLC and RA V are under common control. RV V LLC owns no securities of the Issuer directly.

Collectively, the Reporting Persons beneficially owned an aggregate of 10,752,948 shares of Class A common stock as of March 31, 2026.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 106,611,583 shares of Class A common stock outstanding as of March 19, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 27, 2026. Collectively, the Reporting Persons beneficially owned an aggregate of 10.1% of the outstanding Class A common stock as of March 31, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Redpoint Ventures V, L.P.: /s/ Jeffrey Brody, By Redpoint Ventures V, LLC, its General Partner, By Jeffrey Brody, Managing Director (05/15/2026)
- Redpoint Associates V, LLC: /s/ Jeffrey Brody, By Jeffrey Brody, Managing Director (05/15/2026)
- Redpoint Ventures V, LLC: /s/ Jeffrey Brody, By Jeffrey Brody, Managing Director (05/15/2026)